

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

June 11, 2015

Via Email
Megan Parisi, Esq.
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

Re: Poage Bankshares, Inc.
Preliminary Proxy Statement filed on Schedule 14A filed by Stilwell Value Partners
II, L.P., Stilwell Value Partners V, L.P., Stilwell Value Partners VII. L.P., Stilwell
Activist Fund, L.P., Stilwell Activist Investments, L.P., Stilwell Partners, L.P.,
Stillwell Value LLC, Joseph Stilwell, and Stephen S. Burchett (the "Stilwell
Group")
Filed June 8, 2015
File No. 001-35295

Dear Ms. Parisi:

Preliminary Proxy Statement

General

1. Please include information as of the most reasonable practicable date and fill in all
    blanks.

Proposal Number 1: Election of Directors

2. You have reserved the right to solicit proxies for the election of "any other substitute
    nominee…"and to nominate additional persons, to the extent permitted under the
    constitutive documents of the Company and state law. Please confirm that should you
    nominate substitute or additional nominees before the meeting, you will file an amended
    proxy statement that (1) identifies the substitute or additional nominees, (2) discloses
    whether such nominees have consented to being named in the revised proxy statement
    and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of
    Schedule 14A with respect to such nominees.

<u>Solicitation; Expenses</u>

3. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

·   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email): Jeffrey Katz, Esq.
             (Ropes & Gray LLP)